Exhibit 99.(c)(1)

April 17, 2023

IMPORTANT INFORMATION REGARDING QUARTERLY DISTRIBUTION

Voya Asia Pacific High Dividend Equity Income Fund

DISTRIBUTION NOTICE - We are providing shareholders of the Voya Asia Pacific High Dividend Equity Income Fund (the "Fund") with an estimate of the source of the Fund's quarterly distribution as required by current securities laws. THIS NOTICE IS FOR INFORMATIONAL PURPOSES ONLY. NO ACTION IS REQUIRED ON YOUR PART. These estimates may, and likely will, vary over time based on the investment activities of the Fund and changes in the value of its portfolio investments. The final determination of the source and tax characteristics of all distributions will be made after December 31, 2023 and reported to you on Form 1099-DIV early in 2024.

The Fund estimates that the distribution payable on April 17, 2023 is comprised of approximately 29% net investment income and 71% return of capital.